UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 10, 2020	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FOURTH QUARTER AND FULL YEAR 2019 RESULTS

Full Year 2019 Highlights (as compared to the Full Year 2018):

•	10.1% Growth in Revenue to US$680.0 Million from US$617.9 Million; Both a Record High and the Highest Annual Revenue Growth Since 2015

•	14.5% Increase in Gross Profit to US$131.3 Million from US$114.7 Million

•	70 Basis Points Improvement in Gross Margin to 19.3% from 18.6%

•	Net Earnings of NT$3.55 or US$0.12 per Basic Common Share or US$2.38 per Basic ADS Compared to Net Earnings of NT$1.37 or US$0.05 per Basic Common Share or US$0.92 per Basic ADS

•	Generated US$200.4 Million in Cash from Operations in 2019

•	NT$1.80 Per Share Distribution Authorized by Board Pending Shareholder Approval at June 9, 2020 AGM

Hsinchu, Taiwan - 03/10/2020 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2019. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$29.91 against US$1.00 as of December 31, 2019.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the fourth quarter of 2019 was NT$5,571.5 million or US$186.3 million, an increase of 3.2% from NT$5,399.1 million or US$180.5 million in the third quarter of 2019 and an increase of 12.1% from NT$4,972.3 million or US$166.2 million for the same period in 2018. Net profit attributable to equity holders of the Company for the fourth quarter of 2019 was NT$530.0 million or US$17.7 million, and NT$0.73 or US$0.02 per basic common share, as compared to net profit attributable to equity holders of the Company for the third quarter of 2019 of NT$585.9 million or US$19.6 million, and NT$0.81 or US$0.03 per basic common share, and compared to net profit attributable to equity holders of the Company in the fourth quarter of 2018 of NT$516.6 million or US$17.3 million, and NT$0.71 or US$0.02 per basic common share. Net earnings for the fourth quarter of 2019 were US$0.49 per basic ADS, compared to US$0.54 per basic ADS for the third quarter of 2019 and US$0.48 per basic ADS in the fourth quarter of 2018.

Revenue for the fiscal year ended December 31, 2019 was NT$20,337.9 million or US$680.0 million, an increase of 10.1% from NT$18,480.0 million or US$617.9 million for the fiscal year ended December 31, 2018. Net profit attributable to equity holders of the Company for the fiscal year ended December 31, 2019 was NT$2,584.2 million or US$86.4 million, and NT$3.55 or US$0.12 per basic common share, compared to net profit attributable to equity holders of the Company for the fiscal year ended December 31, 2018 was NT$1,103.1 million or US$36.9 million, and NT$1.37 or US$0.05 per basic common share. Net earnings for the fiscal year ended December 31, 2019 were US$2.38 per basic ADS, compared to US$0.92 per basic ADS for the fiscal year ended December 31, 2018.

S.J. Cheng, Chairman and President of ChipMOS, said, “This was a strong year for us as we achieved 10.1% revenue growth for the full year 2019 over 2018 – both a record high revenue level and the highest annual revenue growth since 2015. We also achieved meaningful improvements in profitability, reporting net earnings of NT$3.55 per basic common share or US$2.38 per basic ADS. We continue to drive improvements in our business and financial metrics, while prudently balancing high-return investments to support growth across our base of diversified customers and end markets. Of note, we improved our overall utilization to 76% in Q4 from 74% in Q3, as we benefitted from increased demand for TDDI products given the higher content per unit in newer phones, combined with robust demand trends in our memory business in the second half of the year. We expect these drivers to remain in place as we move through 2020, positioning us to benefit from long-term catalysts driving higher demand from increased AI and automation, larger displays and the ongoing proliferation of smart phone advancements. Importantly, we are executing with close oversight on operating and capital expenses, as we focus on improving revenue growth and higher profitability in the current macroeconomic environment. We are slowing down our CapEx investments and focusing on improvements through automation, while maintaining a strong financial position and balance sheet in order to maintain our leading market position, while navigating the current fluid market situation.”

Silvia Su, Vice President of Finance and Accounting, commented, “We achieved 10.1% revenue growth for the full year 2019 compared to 2018, while decreasing CapEx over the same period. Our focus on leveraging our high margin businesses and high return programs allowed us to expand our gross margin to 22.7% in Q4 up from 21.4% in Q3, and 19.3% for the full year 2019 up from 18.6% in 2018. We meaningfully increased our cash generation with US$200.4 million generated in cash from operations in 2019, and ended the year with a cash and cash equivalents balance of US$157.3 million. During 2019, we distributed our latest cash dividend to investors of NT$1.2 per common share or US$0.764 per ADS, on August 30th to common stock holders and on September 9th to ADS holders, as we remain focused on building further value for the Company and its shareholders. In addition, our Board has approved a resolution to distribute NT$1.80 per share pending shareholder approval at our AGM on June 9, 2020. This underscores the Company’s position as a high cash dividend, high yield investment vehicle for investors.”

Selected Operations Data

	4Q19		4Q18		FY19		FY18
Revenue by segment
Testing		20.8%		23.5%		20.9%		25.9%
Assembly		27.2%		24.6%		25.3%		25.3%
LCD Driver		31.8%		33.7%		34.1%		30.8%
Bumping		20.2%		18.2%		19.7%		18.0%
CapEx	US$	57.0 million	US$	57.0 million	US$	163.8 million	US$	165.4 million
Testing		16.7%		21.0%		15.5%		31.7%
Assembly		15.5%		5.6%		11.2%		6.5%
LCD Driver		59.2%		69.5%		62.9%		55.2%
Bumping		8.6%		3.9%		10.4%		6.6%
Depreciation and amortization expenses	US$	32.0 million	US$	28.8 million	US$	124.8 million	US$	112.9 million
Utilization by segment
Testing		77%		73%		71%		77%
Assembly		81%		69%		72%		64%
LCD Driver		70%		81%		74%		80%
Bumping		75%		75%		74%		72%
Overall		76%		75%		73%		74%

Condensed consolidated statements of cash flows

	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018
	US$ million	US$ million
Net cash generated from (used in) operating activities	200.4	138.1
Net cash generated from (used in) investing activities	(142.0)	(171.5)
Net cash generated from (used in) financing activities	(56.1)	(80.3)
Net increase (decrease) in cash and cash equivalents	2.3	(113.7)
Effect of exchange rate changes on cash	(0.2)	0.2
Cash and cash equivalents at beginning of year	155.2	268.7
Cash and cash equivalents at end of year	157.3	155.2

Investor Conference Call / Webcast Details

ChipMOS will host two conference calls on Tuesday, March 10, 2020 to discuss the Company’s financial results for the fourth quarter and full year of 2019.

1.	Date: Tuesday, March 10, 2020

Time: 4:00PM Taiwan (4:00AM New York)

Dial-In: +886-2-21928016

Password: 779324 #

Webcast of Live Call and Replay: http://wms.gridow.com/ir/chipmos/chipmos_2019Q4_ch.html

Replay Starting 2 Hours After Live Call Ends

Language: Mandarin

2.	Date: Tuesday, March 10, 2020

Time: 8:00PM Taiwan (8:00AM New York)

Dial-In: +1-323-794-2551

Password: 5643349

Replay Starting 2 Hours After Live Call Ends: +1-412-317-6671, with ID 5643349

Webcast of Live Call and Replay: http://wms.gridow.com/ir/chipmos/chipmos_2019Q4_en.html

Language: English

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement the consolidated financial results presented in accordance with the Taiwan-IFRS, ChipMOS uses non-GAAP free cash flow, non-GAAP earnings before interest, taxes, depreciation and amortization (“EBITDA”) and non-GAAP net debt to equity ratio in this press release. The non-GAAP free cash flow represents operating profit plus depreciation, amortization and interest income and less capital expenditures, interest expense, income tax expense and dividend. The non-GAAP EBITDA represents operating profit plus depreciation and amortization. The non-GAAP net debt to equity ratio represents the ratio of net debt, the sum of debt less cash and cash equivalent, divided by equity attributable to equity holders of the Company. These non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the Taiwan-IFRS.

ChipMOS considers the use of non-GAAP free cash flow, non-GAAP EBITDA and non-GAAP net debt to equity ratio provides useful information to management to manage the Company’s business and make financial and operational decisions and also to the investors to understand and evaluate the Company’s business and operating performance.

For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and the Year Ended Dec. 31, 2019 and 2018

Figures in Millions of U.S. dollars (USD) (1)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	3 months ended		Year ended
	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
	USD	USD	USD	USD
Revenue	186.3	166.2	680.0	617.9
Cost of revenue	(143.9)	(128.3)	(548.7)	(503.2)

Gross profit	42.4	37.9	131.3	114.7

Research and development expenses	(8.5)	(8.0)	(33.7)	(31.4)
Sales and marketing expenses	(0.5)	(0.5)	(1.9)	(1.8)
General and administrative expenses	(4.1)	(3.7)	(16.7)	(16.2)
Other income (expenses), net	0.8	0.8	3.1	4.9

Operating profit	30.1	26.5	82.1	70.2
Non-operating income (expenses), net	(7.5)	(3.4)	19.2	(10.6)

Profit before tax	22.6	23.1	101.3	59.6
Income tax expense	(4.9)	(5.8)	(14.9)	(22.7)

Profit for the period	17.7	17.3	86.4	36.9

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(1.2)	0.9	(3.5)	(1.7)
Profit (loss) on remeasurements of defined benefit plans	0.7	(2.0)	0.7	(2.0)
Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	(0.6)	1.0	(1.7)	2.8
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	0.1	—	0.2	(0.1)
Income tax effect	0.0	0.2	0.2	(0.1)

Total other comprehensive income (loss)	(1.0)	0.1	(4.1)	(1.1)

Total comprehensive income	16.7	17.4	82.3	35.8

Profit attributable to the Company - basic	17.7	17.3	86.4	36.9

Earnings per share attributable to the Company - basic	0.02	0.02	0.12	0.05

Earnings per ADS equivalent - basic	0.49	0.48	2.38	0.92

Weighted average shares outstanding (in thousands) - basic	727,240	726,925	727,111	802,725

Profit attributable to the Company - diluted	17.7	17.3	86.4	36.9

Earnings per share attributable to the Company - diluted	0.02	0.02	0.12	0.05

Earnings per ADS equivalent - diluted	0.49	0.47	2.34	0.91

Weighted average shares outstanding (in thousands) - diluted	729,443	730,212	737,116	813,707

Note:

(1)

All U.S. dollar figures in this release are based on the exchange rate of NT$29.91 against US$1.00 as of Dec. 31, 2019. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and the Year Ended Dec. 31, 2019 and 2018

Figures in Millions of NT dollars (NTD)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	3 months ended		Year ended
	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
	NTD	NTD	NTD	NTD
Revenue	5,571.5	4,972.3	20,337.9	18,480.0
Cost of revenue	(4,304.6)	(3,837.5)	(16,411.8)	(15,050.0)

Gross profit	1,266.9	1,134.8	3,926.1	3,430.0

Research and development expenses	(254.0)	(240.3)	(1,007.6)	(939.3)
Sales and marketing expenses	(15.3)	(14.8)	(56.1)	(53.4)
General and administrative expenses	(122.7)	(112.9)	(498.2)	(485.1)
Other income (expenses), net	25.7	25.1	92.9	147.5

Operating profit	900.6	791.9	2,457.1	2,099.7
Non-operating income (expenses), net	(224.7)	(100.8)	573.2	(317.3)

Profit before tax	675.9	691.1	3,030.3	1,782.4
Income tax expense	(145.9)	(174.5)	(446.1)	(679.3)

Profit for the period	530.0	516.6	2,584.2	1,103.1

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(34.9)	26.3	(104.2)	(51.1)
Profit (loss) on remeasurements of defined benefit plans	20.9	(60.0)	20.9	(60.0)
Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	(17.0)	31.4	(52.5)	85.0
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	2.1	—	5.7	(2.7)
Income tax effect	(0.8)	5.7	6.3	(4.1)

Total other comprehensive income (loss)	(29.7)	3.4	(123.8)	(32.9)

Total comprehensive income	500.3	520.0	2,460.4	1,070.2

Profit attributable to the Company - basic	530.0	516.6	2,584.2	1,103.1

Earnings per share attributable to the Company - basic	0.73	0.71	3.55	1.37

Earnings per ADS equivalent - basic	14.58	14.21	71.08	27.48

Weighted average shares outstanding (in thousands) - basic	727,240	726,925	727,111	802,725

Profit attributable to the Company - diluted	530.0	516.6	2,584.2	1,103.1

Earnings per share attributable to the Company - diluted	0.73	0.71	3.51	1.36

Earnings per ADS equivalent - diluted	14.53	14.15	70.12	27.11

Weighted average shares outstanding (in thousands) - diluted	729,443	730,212	737,116	813,707

ChipMOS TECHNOLOGIES INC.
UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of Dec. 31, Sep. 30, 2019, and Dec. 31, 2018
Figures in Millions of U.S. dollars (USD) (1)

	Dec. 31, 2019	Sep. 30, 2019	Dec. 31, 2018
	USD	USD	USD
ASSETS
Current assets
Cash and cash equivalents	157.3	155.0	155.2
Current financial assets at amortized cost	5.7	5.8	5.7
Accounts and notes receivable, net	148.9	174.3	158.7
Inventories	59.1	59.2	59.5
Other current assets	22.3	19.7	18.4

Total current assets	393.3	414.0	397.5

Non-current assets
Non-current financial assets at fair value through profit or loss	0.4	0.4	0.4
Non-current financial assets at fair value through other comprehensive income	4.1	4.6	5.8
Non-current financial assets at amortized cost	2.3	3.3	3.3
Investments accounted for using equity method	113.4	115.8	129.2
Property, plant & equipment	601.1	576.1	562.3
Right-of-use assets	23.0	24.2	—
Other non-current assets	9.4	9.8	9.3

Total non-current assets	753.7	734.2	710.3

Total assets	1,147.0	1,148.2	1,107.8

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Accounts payable and payables to contractors and equipment suppliers	60.0	70.5	72.0
Current lease liabilities	0.8	1.2	—
Long-term bank loans, current portion	25.0	25.0	25.0
Long-term lease obligations payable, current portion	—	—	0.6
Other current liabilities	78.1	71.4	75.9

Total current liabilities	163.9	168.1	173.5

Non-current liabilities
Long-term bank loans	277.3	289.9	302.3
Non-current lease liabilities	22.3	22.5	—
Other non-current liabilities	26.5	27.4	27.8

Total non-current liabilities	326.1	339.8	330.1

Total liabilities	490.0	507.9	503.6

EQUITY
Capital stock – common stock	243.2	243.2	251.7
Capital surplus	202.6	202.6	210.0
Retained earnings	211.9	193.6	170.7
Other equity interest	(0.7)	0.9	4.0
Treasury stock	—	—	(32.2)

Equity attributable to equity holders of the Company	657.0	640.3	604.2

Total equity	657.0	640.3	604.2

Total liabilities and equity	1,147.0	1,148.2	1,107.8

Note:

(1)

All U.S. dollar figures in this release are based on the exchange rate of NT$29.91 against US$1.00 as of Dec. 31, 2019. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.
UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of Dec. 31, Sep. 30, 2019, and Dec. 31, 2018
Figures in Millions of NT dollars (NTD)

	Dec. 31, 2019	Sep. 30, 2019	Dec. 31, 2018
	NTD	NTD	NTD
ASSETS
Current assets
Cash and cash equivalents	4,704.1	4,634.7	4,642.5
Current financial assets at amortized cost	169.0	173.6	169.2
Accounts and notes receivable, net	4,454.7	5,211.9	4,747.4
Inventories	1,767.7	1,772.1	1,778.8
Other current assets	666.9	590.1	550.2

Total current assets	11,762.4	12,382.4	11,888.1

Non-current assets
Non-current financial assets at fair value through profit or loss	11.0	11.1	11.5
Non-current financial assets at fair value through other comprehensive income	121.8	138.8	174.4
Non-current financial assets at amortized cost	68.5	100.0	99.1
Investments accounted for using equity method	3,392.9	3,462.8	3,863.7
Property, plant & equipment	17,979.4	17,230.8	16,819.6
Right-of-use assets	687.1	722.4	—
Other non-current assets	282.8	293.7	277.3

Total non-current assets	22,543.5	21,959.6	21,245.6

Total assets	34,305.9	34,342.0	33,133.7

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Accounts payable and payables to contractors and equipment suppliers	1,792.3	2,109.5	2,154.4
Current lease liabilities	24.6	35.1	—
Long-term bank loans, current portion	748.4	748.3	747.4
Long-term lease obligations payable, current portion	—	—	17.8
Other current liabilities	2,336.4	2,135.4	2,270.6

Total current liabilities	4,901.7	5,028.3	5,190.2

Non-current liabilities
Long-term bank loans	8,293.2	8,669.6	9,042.1
Non-current lease liabilities	668.4	674.3	—
Other non-current liabilities	791.4	818.9	830.6

Total non-current liabilities	9,753.0	10,162.8	9,872.7

Total liabilities	14,654.7	15,191.1	15,062.9

EQUITY
Capital stock – common stock	7,272.4	7,272.4	7,528.6
Capital surplus	6,059.6	6,059.6	6,280.5
Retained earnings	6,339.0	5,791.5	5,104.5
Other equity interest	(19.8)	27.4	119.7
Treasury stock	—	—	(962.5)

Equity attributable to equity holders of the Company	19,651.2	19,150.9	18,070.8

Total equity	19,651.2	19,150.9	18,070.8

Total liabilities and equity	34,305.9	34,342.0	33,133.7

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(Figures in Millions of U.S. dollars (USD))

The table below sets forth a reconciliation of our operating profit to non-GAAP free cash flow for the periods indicated:

	Three months ended
	Dec. 31, 2019	Sep. 30, 2019	Dec. 31, 2018
	USD	USD	USD
Operating profit	30.1	26.3	26.5
Add: Depreciation	32.0	31.9	28.8
Interest income	0.5	0.5	0.5
Less: Capital expenditures	(57.0)	(61.8)	(57.0)
Interest expense	(1.4)	(1.4)	(1.4)
Income tax expense	(4.9)	(4.9)	(5.8)
Dividend	—	(29.2)	(8.6)

Non-GAAP free cash flow	(0.7)	(38.6)	(17.0)

The table below sets forth a reconciliation of our operating profit to non-GAAP EBITDA for the periods indicated:

	Three months ended
	Dec. 31, 2019	Sep. 30, 2019	Dec. 31, 2018
	USD	USD	USD
Operating profit	30.1	26.3	26.5
Add: Depreciation	32.0	31.9	28.8

Non-GAAP EBITDA	62.1	58.2	55.3

The table below sets forth a calculation of our non-GAAP net debt to equity ratio for the periods indicated:

	Dec. 31, 2019	Sep. 30, 2019	Dec. 31, 2018
	USD	USD	USD
Long-term bank loans (including current portion)	302.3	314.9	327.3
Long-term lease obligations payable (including current portion)	—	—	0.6
Lease liabilities (including current portion)	23.1	23.7	—
Less: Cash and cash equivalents	(157.3)	(155.0)	(155.2)

Net debt	168.1	183.6	172.7

Equity attributable to equity holders of the Company	657.0	640.3	604.2

Net debt to equity ratio	25.6%	28.7%	28.6%